UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____________ )*

Trans World Entertainment Corp.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

89336Q100
(CUSIP Number)

April 22, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     89336Q100
1.	Names of Reporting Persons. Andrew K. Boszhardt, Jr. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power	469,473
	6.	Shared Voting Power	1,447,965
	7.	Sole Dispositive Power	469,473
	8.	Shared Dispositive Power	1,447,965
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,447,965
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.     89336Q100

1.	Names of Reporting Persons. Zoltan H. Zsitvay I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power	135,000
	6.	Shared Voting Power	1,073,492
	7.	Sole Dispositive Power	135,000
	8.	Shared Dispositive Power	1,073,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,492
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.4%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.     89336Q100

1.	Names of Reporting Persons. Great Oaks Capital Management, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	978,492
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	978,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,492
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.1%
12.	Type of Reporting Person (See Instructions) IA, OO

CUSIP No.     89336Q100

1.	Names of Reporting Persons. GOCP, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	938,492
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	938,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,492
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No.     89336Q100

1.	Names of Reporting Persons. Great Oaks Strategic Investment Partners, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	938,492
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	938,492
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 938,492
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.0%
12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	The name of the issuer is Trans World Entertainment Corp. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 38 Corporate Circle, Albany, New York 12203.

Item 2.
(a)
This statement (this “Statement”) is being filed by (i) Great Oaks Strategic Investment Partners, LP, a Delaware limited partnership (the “Fund”), (ii) GOCP, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund, (iii) Great Oaks Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the investment manager of the Fund, (iv) Andrew K. Boszhardt, Jr., the managing member and controlling person of the General Partner and the Investment Manager, and (v) Zoltan H. Zsitvay, the advisor of the Investment Manager with respect to the Fund (all of the foregoing, collectively, the “Filers”). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Investment Manager also manages accounts on a discretionary basis (the “Accounts”). Mr. Boszhardt and the Investment Manager (and Mr. Zsitvay and the General Partner with respect to the Fund only) may be deemed to share with the Fund and the Accounts (and not with any third party) voting and dispositive power with respect to the shares held directly by the Fund and the Accounts. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The principal business office of each of the Fund, the General Partner, the Investment Manager and Messrs. Boszhardt and Zsitvay is:

660 Madison Avenue, 14th Floor New York, NY 10065 USA

(c)	For citizenship information see item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 89336Q100.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 31,395,439 shares of Common Stock outstanding as of March 28, 2010, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010 filed with the SEC on April 15, 2010.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a)	Not applicable.

(b)
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    April 29, 2010

Andrew K. Boszardht, Jr. Great Oaks Capital Management, LLC GOCP, LLC Great Oaks Strategic Investment Partners, LP

By:	/s/ Andrew K. Boszhardt, Jr.
Andrew K. Boszhardt, Jr., for himself, and as Managing Member of the General Partner (for itself and on behalf of the Fund) and the Investment Manager

/s/ Zoltan H. Zsitvay
Zoltan H. Zsitvay, for himself

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement